Amendment No. 1
TO
AMENDED AND RESTATED By-laws
Of
EMERGENT CAPITAL, INC.

Amendment No. 1 to the amended and restated by-laws (the "By-laws") of Emergent Capital, Inc., a Florida corporation (the "corporation").

1.    Pursuant to the resolution of the Board of Directors of the Corporation (the "Board of Directors"), dated March 6, 2018, Section 3.15 of the By-laws is hereby amended by adding the following sentence to the end of such section:

"In order to be eligible to nominate or propose for nomination a candidate for election as a director, a shareholder must hold at least one percent (1%) of the corporation’s outstanding shares of common stock for no less than twelve (12) months."

2.    This Amendment shall be effective as of March 6, 2018.

3.    In all respects not amended, the By-laws are hereby ratified and confirmed and remain in full force and effect.

EMERGENT CAPITAL, INC.

By:	/s/ Patrick J. Curry
Name:	Patrick J. Curry
Title:	Chief Executive Officer

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